Exhibit 99.1

SEGMENT FINANCIAL INFORMATION SUPPLEMENT

TO CELLECTIS S.A.’S INTERIM REPORT FOR

THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2017.

PRELIMINARY NOTE

On August 2, 2017, Cellectis filed its interim report for the quarter and six-month period ended June 30, 2017 (the “Interim Report”) on Form 6-K. This supplement provides certain segment financial information omitted from the Interim Report pending the filing of Calyxt, Inc.’s initial quarterly report on Form 10-Q. The information included in this report supplements the Interim Report with such segment financial information.

The additional note (the “Additional Note”) to the interim consolidated financial statements for the period ended June 30, 2017: Reportable segments, included as Item 1 of this interim report, supplements the unaudited condensed Interim Consolidated Financial Statements of Cellectis S.A. for the three-month and the six-month periods ended June 30, 2017 filed on August 2, 2017 by Cellectis S.A. with its Current Report on Form 6-K. The Additional Note has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2017 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

INDEX

PART I – FINANCIAL INFORMATION		2

Item 1.	Condensed Financial Statements (Unaudited) – Additional note to the interim consolidated financial statements for the period ended June 30, 2017: Reportable segments	2
Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations	5

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (Unaudited) – Additional note to the interim consolidated financial statements for the period ended June 30, 2017: Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President, Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel;

•	The Chief Medical Officer;

•	The Chief Regulatory & Compliance Officer; and

•	The Chief Executive Officer of Calyxt, Inc.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development of (i) products in the field of immuno-oncology and (ii) novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment, which also comprises research and development, management and support functions.

•	Plants: This segment is focused on creating healthier specialty food ingredients and agriculturally advantageous food crops through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is based in New Brighton, Minnesota.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, management believes that this financial measure, when considered together with the Company’s IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Details of key performance indicators by reportable segment for the six-month periods ended June 30, 2016 and 2017

	For the six-month period ended June 30, 2016			For the six-month period ended June 30, 2017
€ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	246	28,318	28,564	450	18,509	18,959
Inter-segment revenues	(46)	(879)	(925)	(78)	(1,068)	(1,146)

External revenues and other income	199	27,440	27,639	372	17,440	17,812

Research and development expenses	(1,706)	(36,690)	(38,396)	(2,215)	(33,088)	(35,303)
Selling, general and administrative expenses	(1,887)	(17,239)	(19,127)	(3,529)	(14,720)	(18,248)
Royalties and other operating income and expenses	(299)	(244)	(543)	(70)	(778)	(848)

Total operating expenses	(3,892)	(54,173)	(58,066)	(5,813)	(48,585)	(54,398)

Operating income (loss) before tax	(3,693)	(26,733)	(30,427)	(5,441)	(31,145)	(36,586)

Financial gain (loss)	30	(5,322)	(5,292)	(163)	(5,904)	(6,067)

Net income (loss)	(3,663)	(32,055)	(35,719)	(5,604)	(37,049)	(42,653)

Net income (loss) attributable to shareholders of Cellectis	(3,663)	(32,055)	(35,719)	(5,604)	(37,049)	(42,653)

Adjustment of share-based compensation	453	27,344	27,796	1,548	22,528	24,076

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,210)	(4,711)	(7,923)	(4,056)	(14,521)	(18,577)

Depreciation and amortization	(62)	(868)	(930)	(248)	(943)	(1,191)
Additions to tangible and intangible assets	9,141	2,274	11,414	558	1,024	1,582

Details of key performance indicators by reportable segment for the three-month periods ended June 30, 2016 and 2017

	For the three-month period ended June 30, 2016			For the three-month period ended June 30, 2017
	€ in thousands
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	149	18,587	18,736	361	8,491	8,852
Inter-segment revenues	(46)	(551)	(597)	(40)	(661)	(702)

External revenues and other income	102	18,038	18,140	320	7,830	8,150

Research and development expenses	(954)	(18,572)	(19,526)	(1,134)	(15,777)	(16,910)
Selling, general and administrative expenses	(985)	(7,615)	(8,600)	(2,209)	(6,896)	(9,105)
Royalties and other operating income and expenses	(6)	(26)	(32)	(69)	(106)	(175)

Total operating expenses	(1,945)	(26,213)	(28,158)	(3,412)	(22,778)	(26,190)

Operating income (loss) before tax	(1,842)	(8,176)	(10,018)	(3,091)	(14,949)	(18,040)

Financial gain (loss)	35	3,728	3,763	(100)	(5,946)	(6,045)

Net income (loss)	(1,807)	(4,447)	(6,255)	(3,191)	(20,894)	(24,085)

Net income (loss) attributable to shareholders of Cellectis	(1,807)	(4,447)	(6,255)	(3,191)	(20,894)	(24,085)

Adjustment of share-based compensation	313	14,070	14,382	1,319	9,969	11,288

Adjusted net income (loss) attributable to shareholders of Cellectis	(1,494)	9,623	8,127	(1,872)	(10,926)	(12,798)

Depreciation and amortization	(12)	(441)	(453)	(124)	(473)	(597)
Additions to tangible and intangible assets	3,003	798	3,800	266	443	710

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the six-month periods ended June 30, 2016 and 2017:

	For the six-month period ended June 30, 2016			For the six-month period ended June 30, 2017
€ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	246	28,318	28,564	450	18,509	18,959
Inter-segment revenues	(46)	(879)	(925)	(78)	(1,068)	(1,146)

External revenues and other income	199	27,440	27,639	372	17,440	17,812

Research and development expenses	(1,706)	(36,690)	(38,396)	(2,215)	(33,088)	(35,303)
Selling, general and administrative expenses	(1,887)	(17,239)	(19,127)	(3,529)	(14,720)	(18,248)
Royalties and other operating income and expenses	(299)	(244)	(543)	(70)	(778)	(848)

Total operating expenses	(3,892)	(54,173)	(58,066)	(5,813)	(48,585)	(54,398)

Operating income (loss) before tax	(3,693)	(26,733)	(30,427)	(5,441)	(31,145)	(36,586)

Financial gain (loss)	30	(5,322)	(5,292)	(163)	(5,904)	(6,067)

Net income (loss)	(3,663)	(32,055)	(35,719)	(5,604)	(37,049)	(42,653)

Net income (loss) attributable to shareholders of Cellectis	(3,663)	(32,055)	(35,719)	(5,604)	(37,049)	(42,653)

Adjustment of share-based compensation	453	27,344	27,796	1,548	22,528	24,076

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,210)	(4,711)	(7,923)	(4,056)	(14,521)	(18,577)

Depreciation and amortization	(62)	(868)	(930)	(248)	(943)	(1,191)
Additions to tangible and intangible assets	9,141	2,274	11,414	558	1,024	1,582

Since 2016, we have allocated share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to such entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by €10.0 million, from €27.4 million for the six-month period ended June 30, 2016 to €17.4 million for the six-month period ended June 30, 2017. The decrease was primarily due to a decrease of €10.4 million in revenues under our collaboration agreements, partially offset by an increase of €0.6 million in research tax credits, as described in sections “Revenues” and “Other income” of the Results of Operations presented in the Interim Report.

The decrease in total operating expenses in our Therapeutics segment of €5.6 million from the six-month period ended June 30, 2016 to the six-month period ended June 30, 2017 resulted primarily from lower personnel expenses, attributable to a decrease of €3.2 million in social charges on stock options grants and a decrease of €5.0 million in non-cash stock-based compensation expenses, partially offset by an increase of €0.7 million in personnel wages and salaries, an increase of €1.3 million in purchases, external and other expenses and an increase of €0.5 million in royalties and other expenses.

Operating loss before tax for our Therapeutics segment decreased by €4.4 million from the six-month period ended June 30, 2016 to the six-month period ended June 30, 2017.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased €9.8 million from the six-month period ended June 30, 2016 to the six-month period ended June 30, 2017.

Plants segment

External revenues and other income in our Plants segment increased by €0.2 million from €0.2 million for the six-month period ended June 30, 2016 to €0.4 million for the six-month period ended June 30, 2017, mainly due to an increase of €0.1 million in income tax credits.

The increase in total operating expenses in our Plants segment of €1.9 million from the six-month period ended June 30, 2016 to the six-month period ended June 30, 2017 resulted primarily from a significant increase in Calyxt, Inc.’s activities, resulting in an increase of €1.2 million in non-cash stock-based compensation expenses, an increase of €0.4 million in personnel wages and salaries, and an increase of €0.5 million in purchases, external and other expenses partially offset by a decrease of €0.3 million in royalties expenses.

Operating loss before tax for our Plants segment decreased by €1.7 million from the six-month period ended June 30, 2016 to the six-month period ended June 30, 2017.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased €0.9 million from the six-month period ended June 30, 2016 to the six-month period ended June 30, 2017.

Reconciliation of Plant result of operations

Since Calyxt, Inc., the agricultural biotechnology subsidiary of Cellectis, is a U.S. entity, its financial statements have been prepared in accordance with U.S. GAAP. However, the Plant segment operations, as described in the Additional Note, have been prepared in accordance with IFRS. The tables below present a reconciliation of the results of operations of our Plant segment under IFRS to the results of operations of Calyxt on a stand-alone basis under U.S. GAAP.

Reconciliation of Plant Segment result of operations for the six-month period ended June 30, 2017

€ in thousands	For the six-month period ended June 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/USGAAP difference Non cash stock-based compensation (1)	Cellectis equity award plan IFRS/US GAAP difference Non cash stock- based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (5) (US GAAP)	Calyxt Stand alone financial statements (US GAAP) US$ in thousands
External revenues and other income	372	—	—	78	(192)	(1)	257	278

Research and development expenses	(2,215)	232	(218)	—	(278)	(33)	(2,512)	(2,719)
Selling, general and administrative expenses	(3,529)	907	(12)	(1,046)	380	(15)	(3,314)	(3,588)
Royalties and other operating income and expenses	(70)	—	—	(29)	89	10	—	—

Total operating expenses	(5.813)	1,139	(230)	(1,076)	192	(38)	(5,826)	(6,307)

Operating income (loss) before tax	(5,441)	1,139	(230)	(998)	(1)	(39)	(5,569)	(6,029)

Financial gain (loss)	(163)	—	—	(7)	1	(14)	(183)	(198)

Net income (loss)	(5,604)	1,139	(230)	(1,005)	(0)	(53)	(5,752)	(6,227)

Reconciliation of Plant Segment result of operations for the six-month period ended June 30, 2016

€ in thousands	For the six-month period ended June 30, 2016
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/ USGAAP difference Non cash stock-based compensation (1)	Cellectis equity award plan IFRS/US GAAP difference Non cash stock-based compensation (1))	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (5) (US GAAP)	Calyxt Stand alone financial statements (US GAAP) US$ in thousands
External revenues and other income	199	—	—	46	(46)	—	199	222

Research and development expenses	(1,706)	189	(522)	—	(438)	79	(2,399)	(2,676)
Selling, general and administrative expenses	(1,887)	264	(11)	(859)	352	(10)	(2,151)	(2,399)
Royalties and other operating income and expenses	(299)	—		(20)	138	2	(179)	(200)

Total operating expenses	(3,892)	453	(533)	(879)	52	71	(4,729)	(5,275)

Operating income (loss) before tax	(3,693)	453	(533)	(833)	6	71	(4,529)	(5,053)

Financial gain (loss)	30	—	—	(2)	(6)	2	24	27

Net income (loss)	(3,663)	453	(533)	(835)	(0)	73	(4,505)	(5,026)

Reconciliation of Plant Segment result of operations for the three-month period ended June 30, 2017

€ in thousands	For the three-month period ended June 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/ USGAAP difference Non cash stock-based compensation (1)	Cellectis equity award plan IFRS/US GAAP difference Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (5) (US GAAP)	Calyxt Stand alone financial statements (US GAAP) US$ in thousands
External revenues and other income	320	—	—	40	(155)	(3)	203	223

Research and development expenses	(1,134)	135	(95)	—	(170)	(57)	(1,321)	(1,453)
Selling, general and administrative expenses	(2,209)	775	(9)	(664)	276	6	(1,827)	(2,010)
Royalties and other operating income and expenses	(69)	—	—	(4)	73	(0)	—	—

Total operating expenses	(3,412)	910	(104)	(669)	180	(52)	(3,147)	(3,463)

Operating income (loss) before tax	(3,091)	910	(104)	(628)	24	(55)	(2,945)	(3,240)

Financial gain (loss)	(100)	—	—	5	(24)	(22)	(141)	(155)

Net income (loss)	(3,191)	910	(104)	(623)	(0)	(77)	(3,085)	(3,395)

Reconciliation of Plant Segment result of operations for the three-month period ended June 30, 2016

€ in thousands	For the three-month period ended June 30, 2016
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/ USGAAP difference Non cash stock-based compensation (1)	Cellectis equity award plan IFRS/US GAAP difference Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (5) (US GAAP)	Calyxt Stand alone financial statements (US GAAP) US$ in thousands
External revenues and other income	102	—	—	46	(46)	1	103	116

Research and development expenses	(954)	109	(240)	—	(119)	47	(1,156)	(1,306)
Selling, general and administrative expenses	(985)	204	(5)	(531)	233	20	(1,064)	(1,202)
Royalties and other operating income and expenses	(6)	—	—	(20)	(64)	2	(89)	(100)

Total operating expenses	(1,945)	313	(245)	(551)	50	69	(2,309)	(2,608)

Operating income (loss) before tax	(1,842)	313	(245)	(505)	3	70	(2,206)	(2,492)

Financial gain (loss)	35	—	—	(2)	(3)	1	31	35

Net income (loss)	(1,807)	313	(245)	(507)	—	72	(2,175)	(2,457)

(1)	In IFRS, the Calyxt equity award plan non-cash stock based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of Calyxt, Inc., as defined by the plan. Because no triggering event nor Initial Public Offering of Calyxt, Inc., as defined by the plan, occurred during the six-month periods ended June 30, 2017 or 2016, no compensation expense was recognized in these respective periods.

Since 2016, Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under US GAAP.

(2)	Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’s presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial metrics.
(3)	Reclassifications relate to expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.
(4)	Other principally reflects adjustments recorded in the Calyxt stand-alone financial statements, which are immaterial when considered by Cellectis on a consolidated basis for purposes of the Cellectis consolidated financial statements.

(5)	Solely for the purpose of these reconciliation tables, Calyxt’s stand-alone results of operations have been translated to euros for each period using the average of the European Central Bank’s month-end U.S Dollar exchange rates for euros, as reported by published by Banque de France, as follows:

	Six months Ended June 30,		Three months Ended June 30,
	2016	2017	2016	2017
Average rate	1.1155	1.0825	1.1293	1.1003